EXHIBIT 12.1
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		Year Ended December 31,
		2008	2007	2006	2005	2004
Income from continuing operations before income taxes		$801,624	$1,135,331	$1,427,902	$857,155	$333,628
Less earnings (add losses) from affiliates, net of dividends		236,763	(5,136)	(18,111)	(2,600)	(2,057)
Add amortization of capitalized interest		3,350	2,501	1,855	1,267	1,017
Add fixed charges as adjusted		96,030	57,585	49,731	47,786	51,329

Earnings	(1)	$1,137,767	$1,190,281	$1,461,377	$903,608	$383,917

Fixed charges:
Interest expense:
Interest on indebtedness		$82,136	$43,339	$36,543	$19,086	$23,055
Capitalized		12,951	9,853	9,495	4,173	1,887
Amortization of debt related costs (a)		9,484	10,363	10,043	25,763	25,452
Interest portion of rental expense		4,410	3,883	3,145	2,937	2,822

Fixed charges before adjustments	(2)	108,981	67,438	59,226	51,959	53,216
Less capitalized interest		(12,951)	(9,853)	(9,495)	(4,173)	(1,887)

Fixed charges as adjusted		$96,030	$57,585	$49,731	$47,786	$51,329

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	10.44	17.65	24.67	17.39	7.21

(a)	Includes deferred financing, discount and premium amortization.